United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
CARBON GREEN INC.
(Name of Issuer)
common stock
(Title of Class of Securities)
141113 100
(CUSIP Number)
John Novak
--
Trebazinas 30-A
Voula,  Greece  16561
30-6977 983 008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 04, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141113 100

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Novak John Timothy
  00-0000000

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Canadian

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  1440000 (1)

  Shared Voting Power

  0

  Sole Dispositive Power

  1440000 (1)

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1,440,000 pre-split shares of common stock (1)

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  35.6% (2)

  Type of Reporting Person (See Instructions)

  IN

Footnotes:

(1) The shares of Carbon Green Inc. were forward split 12 for 1 on Nov. 4, 2009, and therefore, John Novak currently holds 17,280,000 common shares.
(2) Calculated based on the aggregate of 4,043,802 Shares outstanding as of November 4, 2009.

Item 1. Security and Issuer

This Schedule 13D is being filed on behalf of John Novak relating to the shares of common stock of Carbon Green Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”).

This Statement relates to the shares of common stock (the “Shares”) of the Issuer. The principal executive offices of the Issuer are located at 421 9th Street, Manhattan Beach, CA 90266.

Item 2. Identity and Background

  Name

  This Statement is filed by John Novak

  Residence or Business Address

  Trebazinas 30-A, Voula, Greece 16561

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Since 2004, Mr. Novak has been President, CEO and a Director of CBp Carbon Industries, Inc., a BVI corporation, which is engaged in the pyrolysis of tires and waste.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  Mr. Novak has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  Mr. Novak has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

  Citizenship

  Canadian

Item 3. Source and Amount of Funds or Other Consideration

The Issuer entered into a subscription agreement with John Novak whereby the Issuer agreed to issue an aggregate of 1,440,000 (pre forward split) shares (each, a “Share”) to John Novak at a price of $0.01 per Share, for aggregate proceeds of $14,400.

Item 4. Purpose of Transaction

John Novak acquired the Shares of the Issuer for investment purposes. Depending on market conditions and other factors, Mr. Novak may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Novak also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Novak does not have any plans or proposals which relate to or would result in:

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  N/A

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  N/A

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  N/A

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  N/A

  Any material change in the present capitalization or dividend policy of the issuer;

  N/A

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  N/A

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  N/A

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  N/A

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  N/A

  Any action similar to any of those enumerated above.

  N/A

Item 5. Interest in Securities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  As of November 4, 2009, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Novak is 1,440,000 (pre forward split) Shares or approximately 35.6% of the common stock of the Issuer.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Mr. Novak has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,440,000 (pre forward split) shares of common stock of the Issuer.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  Other than as described in Item 3 above, Mr. Novak has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  N/A

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits or disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between Mr. Novak and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Subscription Agreement dated November 4, 2009

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2010
Date
/s/ John Novak
Signature
John Novak
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)